UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 30, 2026

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. Trump Towers Tower: 2 No: 12 Floor: 2

Şişli-Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

September 30, 2026	By:	/s/ ENDER ÖZGÜN
	Name:	Ender Özgün
	Title:	Chief Executive Officer

	By:	/s/ M. SEÇKİN KÖSEOĞLU
	Name:	M. Seçkin Köseoğlu
	Title:	Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release of D-MARKET Electronic Services & Trading dated September 30, 2026
99.2	Proxy Card
99.3	Explanatory notes on the agenda and information about the annual general assembly of the shareholders of D-MARKET Electronic Services & Trading to be held on October 30, 2026
99.4	Board of Directors’ Annual Activity Report for the financial year 2025
99.5	Independent Auditor’s Report prepared in accordance with Turkish Auditing Standards, with respect to the consolidated financial statements of D-MARKET Electronic Services & Trading and its subsidiaries for the financial year 2025 prepared in accordance with Turkish Financial Reporting Standards, as issued by Public Oversight Accounting and Auditing Standards Authority of Türkiye